UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F   ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: September 18, 2015		Signed: /s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: September 18, 2015		Signed: /s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release:          Immediate          September 18, 2015

Canadian Pacific completes sale of the southern portion of its Delaware & Hudson line

Calgary, AB – Canadian Pacific Railway Limited (TSX:CP)(NYSE:CP) today completed the sale to Norfolk Southern Corp. (NS) of more than 280 miles of track from Schenectady, N.Y., to Sunbury, Pa.

The US$214.5 million sale (subject to adjustments) of the Delaware & Hudson South (D&H) was first announced November 14, 2014 and approved by the U.S. Surface Transportation Board on May 15, 2015.

“We are pleased to have completed this transaction in partnership with Norfolk Southern,” said Keith Creel, CP President and Chief Operating Officer. “The sale allows CP to create value for our shareholders while better aligning the route with the railroad that already moves the majority of traffic over it.”

The D&H South sale includes all branch lines and industrial spurs that connect to the Sunbury-Schenectady main line, plus some equipment, vehicles and parts. CP will formally cease rail operations on the corridor this evening.

Approximately 45,000 CP carloads and shipping containers move across the line annually, including consumer goods, salt, grain and forest products.

In the past, CP has run its Holiday Train over the D&H South but due to the completion of this transaction, will no longer visit communities in this corridor. However, this year CP will make one final donation to the food shelves it has previously supported in the area.

Forward Looking Statement

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to the anticipated benefits of the transaction. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability to recognize the benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Jeremy Berry

403-319-6227

24/7 toll-free media line: 855-242-3674

jeremy_berry@cpr.ca

Investors

Nadeem Velani

403-319-3591

investor@cpr.ca